UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

UTSTARCOM HOLDINGS CORP.

(Name of Issuer)

Ordinary Shares, par value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Shah Capital Management, Inc.

8601 Six Forks Road, Suite 630

Raleigh, NC 27615

Telephone: +1 (919) 719-6360

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 918076100	Page 1 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,554,196
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,554,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,554,196[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IA

[1]

Includes (i) 1,201,867 Ordinary Shares managed by Shah Management in separately managed accounts, and (ii) 5,352,329 Ordinary Shares owned by Shah Opportunity. Shah Management is the investment manager of Shah Opportunity. Mr. Shah is the president and chief investment officer of Shah Management.

[2]

Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,352,329
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,352,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,352,329[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[4]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[3]	Include 5,352,329 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
[4]

Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 311,333
	8	SHARED VOTING POWER 6,554,196
	9	SOLE DISPOSITIVE POWER 311,333
	10	SHARED DISPOSITIVE POWER 6,554,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,865,529[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%[6]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[5]

Includes (i) 1,201,867 Ordinary Shares in separately managed accounts managed by Shah Management, (ii) 5,352,329 Ordinary Shares owned by Shah Opportunity, and (iii) 311,333 Ordinary Shares. Mr. Shah is the president and chief investment officer of Shah Management. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.

[6]

Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hong Liang Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,073,954
	8	SHARED VOTING POWER 181,704
	9	SOLE DISPOSITIVE POWER 1,073,954
	10	SHARED DISPOSITIVE POWER 181,704
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,658[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%[8]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[7]

Includes (i) 734,062 Ordinary Shares, (ii) 181,704 Ordinary Shares over which Mr. Lu and his spouse, Lucy Lu, share voting and dispositive power, (iii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iv) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (v) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (vi) 220,226 Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of March 27, 2013.

[8]

Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Charitable Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,925
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,925
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,925[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[10]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[9]	Includes 26,925 Ordinary Shares. Mr. Lu is the trustee of Lu Charitable Trust.
[10]

Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,408[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[12]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[11]	Includes 16,408 Ordinary Shares. Mr. Lu is a trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
[12]

Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Lu Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,333[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[14]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[13]	Includes 76,333 Ordinary Shares. Mr. Lu is a general partner of Lu Family Partnership.
[14]

Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

This Amendment No. 8 is being filed jointly by Shah Capital Management, Inc. (“Shah Management”), Shah Capital Opportunity Fund LP (“Shah Opportunity”), Himanshu H. Shah (“Mr. Shah”), Hong Liang Lu (“Mr. Lu”), Lu Charitable Remainder Trust (“Lu Charitable Trust”), Lu Family Trust (“Lu Family Trust”) and The Lu Family Limited Partnership (“Lu Family Partnership”, together with Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 27, 2013, a copy of which is attached hereto as Exhibit 99.1.

This Amendment No. 8 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2009 by Shah Management, Shah Opportunity and Mr. Shah, as previously amended and supplemented by amendments to the Schedule 13 filed on December 8, 2009, June 28, 2011, January 12, 2012, July 17, 2012, January 15, 2013 and January 16, 2013 (collectively, the “Original Schedule 13D”).

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the ordinary shares, par value US$0.00375 per share (the “Ordinary Shares”), of UTStarcom Holdings Corp. (the “Company” or “Issuer”). The Company’s principal executive office is located at Room 303, Building H, Phoenix Place, No. A5 Shuguangxili, Chaoyang District, Beijing, PRC.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Shah Management is a North Carolina corporation, whose principal business is managing Shah Opportunity’s portfolio and certain administrative matters. The address of its principal office is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615. Mr. Shah is the president and chief investment officer of Shah Management.

Shah Opportunity is a Delaware limited partnership designated for sophisticated investors, which focuses primarily on global equity securities, both long and short, while using leverage when appropriate on a limited basis. The address of its principal office is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615. The general partner of Shah Opportunity is Shah Capital LLC, a Delaware limited liability company, whose principal office is at 8601 Six Forks Road, Suite 630, Raleigh, NC 27615. Mr. Shah is the managing member of Shah Capital LLC.

Mr. Shah is a citizen of the United States and his principal occupation is the president and chief investment officer of Shah Management. Mr. Shah’s principal business address is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

Mr. Lu is a citizen of the United States and his principal occupation is a director of the Company. Mr. Lu’s principal business address is 10 Cassia Road, #1B, Yau Yut Chuen, Kowloon Tong, Hong Kong.

Lu Charitable Trust is organized under the laws of the State of California and its principal business is managing investments for the Lu family. Lu Charitable Trust’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is the trustee of Lu Charitable Trust.

Lu Family Trust is organized under the laws of the State of California and its principal business is managing investments for the Lu family. Lu Family Trust’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is a trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.

Lu Family Partnership is a Delaware limited partnership and its principal business is managing investments for the Lu family. Lu Family Partnership’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is the general partner of Lu Family Partnership.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust and Lu Family Partnership (collectively, the “Consortium Members”) anticipate that at the price per Ordinary Share set forth in the Proposal (as defined and further described in Item 4 below), approximately US$103 million will be expended in acquiring all of the outstanding Ordinary Shares of the Company that are not already owned by the Consortium Members. It is anticipated that the funding for the purchase of all of the outstanding Ordinary Shares that are not already owned by the Consortium Members will be provided by a combination of equity and debt capital. Equity financing will be provided by the Consortium Members in the form of equity in the Company. The Consortium Members have been in discussions with leading financial institutions and have received a highly confident letter dated March 25, 2013 indicating that they are highly confident of their ability to fully underwrite the debt financing for the Transaction subject to the terms and conditions set forth therein.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 27, 2013, the Consortium Members entered into a consortium agreement (the “Consortium Agreement”), pursuant which the Consortium Members will cooperate in good faith in connection with the acquisition of all of the outstanding Ordinary Shares that are not already owned by the Consortium Members for US$3.20 in cash per Ordinary Share (the “Proposed Transaction”). The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; sharing all information reasonably necessary to evaluate the Company; cooperation in obtaining applicable governmental, statutory, regulatory or other consents, licenses, waivers or exemptions required for the consummation of the Proposed Transactions; and cooperation in preparing and negotiating definitive agreements with respect to the Proposed Transaction. During the period beginning on the date of the Consortium Agreement and ending on the first to occur of (i) the date nine months after the date of the Consortium Agreement, and (ii) the termination of the Consortium Agreement pursuant to a mutual written agreement of Shah Opportunity, Mr. Shah and Mr. Lu, the Consortium Members have agreed to work exclusively with each other to implement the Proposed Transaction.

On March 27, 2013, the Consortium Members submitted a preliminary, nonbinding proposal (the “Proposal”) to the Company’s board of directors (the “Board”) in connection with the Proposed Transaction. In the Proposal, the Consortium Members, among other things, (i) indicated that the Consortium Members are interested only in pursuing the Proposed Transaction and are not interested in selling their Ordinary Shares in any other transaction involving the Company, (ii) informed the Board of the financing arrangement, and (iii) requested that the Board grant a timely opportunity to conduct customary business, legal, financial and accounting due diligence on the Company.

The description of the Consortium Agreement and the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Consortium Agreement and the Proposal, which have been filed as Exhibit 99.2 and 99.3 to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

If the Proposed Transaction is carried out and consummated, the Ordinary Shares will no longer be traded on the NASDAQ Stock Market LLC and the Company’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would be terminated. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board (as the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. In connection with the Proposed Transaction, approximately 30% of the Ordinary Shares managed by Shah Management in separately managed accounts which are owned by certain accredited investors will be transferred to Shah Opportunity before the consummation of the Proposed Transaction. The remaining portion of the Ordinary Shares managed by Shah Management will be sold to third parties in the open market before or at the consummation of the Proposed Transaction. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or be consummated. The Proposal provides that no binding obligation on the part of the Company or the Consortium Members shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4 including among others, the purchase price for the Proposed Transaction and the debt and/or equity financing arrangements. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of March 27, 2013.

Name	Shares Beneficially Owned	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Shah Management(1)	6,554,196	16.8%	—	6,554,196	—	6,554,196
Shah Opportunity(2)	5,352,329	13.7%	—	5,352,329	—	5,352,329
Mr. Shah(3)	6,865,529	17.6%	311,333	6,554,196	311,333	6,554,196
Mr. Lu(4)	1,255,658	3.2%	1,073,954	181,704	1,073,954	181,704
Lu Charitable Trust(5)	26,925	0.1%	26,925	—	26,925	—
Lu Family Trust(6)	16,408	0.0%	16,408	—	16,408	—
Lu Family Partnership(7)	76,333	0.2%	76,333	—	76,333	—

(1)	Includes (i) 1,201,867 Ordinary Shares managed by Shah Management in separately managed accounts, and (ii) 5,352,329 Ordinary Shares owned by Shah Opportunity. Shah Management is the investment manager of Shah Opportunity. Mr. Shah is the president and chief investment officer of Shah Management.
(2)	Include 5,352,329 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.

(3)	Includes (i) 1,201,867 Ordinary Shares in separately managed accounts managed by Shah Management, (ii) 5,352,329 Ordinary Shares owned by Shah Opportunity, and (iii) 311,333 Ordinary Shares. Mr. Shah is the president and chief investment officer of Shah Management. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(4)	Includes (i) 734,062 Ordinary Shares, (ii) 181,704 Ordinary Shares over which Mr. Lu and his spouse, Lucy Lu, share voting and dispositive power, (iii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iv) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (v) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (vi) 220,226 Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of March 27, 2013.
(5)	Includes 26,925 Ordinary Shares. Mr. Lu is the trustee of Lu Charitable Trust.
(6)	Includes 16,408 Ordinary Shares. Mr. Lu is the trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
(7)	Includes 76,333 Ordinary Shares. Mr. Lu is a general partner of Lu Family Partnership.

Shah Management, Shah Opportunity and Mr. Shah are collectively referred to as the “Shah Parties”. Mr. Lu, Lu Charitable Trust, Lu Family Trust and Lu Family Partnership are collectively referred to as the “Lu Parties”. Due to the nature of the transaction described in Item 4 of this statement, the Shah Parties and the Lu Parties may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. As a result, the Shah Parties and the Lu Parties may both be deemed to beneficially own an aggregate of 8,121,187 Ordinary Shares, or 20.8% of the total outstanding Ordinary Shares. Each of the Shah Parties hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Lu Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Lu Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Shah Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Lu Parties or any other person or is a member of a group with any of the Lu Parties or any other person. Each of the Lu Parties hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Shah Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Shah Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Lu Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Shah Parties or any other person or is a member of a group with the Shah Parties or any other person.

(c)	Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit No.	Description

99.1	Joint Filing Agreement dated, March 27, 2013, by and among the Reporting Persons.

99.2	Consortium Agreement dated, March 27, 2013, by and among Shah Opportunity, Mr. Shah, Mr. Lu., Lu Charitable Trust, Lu Family Trust and Lu Family Partnership.

99.3	Proposal to the Company dated, March 27, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

March 27, 2013

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: President and CIO

Shah Capital Opportunity Fund LP
By: Shah Capital LLC, the General Partner

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: Managing Member

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah

Hong Liang Lu

By:	/s/ Hong Liang Lu
Name: Hong Liang Lu

Lu Charitable Remainder Trust

By:	/s/ Hong Liang Lu
Name: Hong Liang Lu
Title: Trustee

Lu Family Trust

By:	/s/ Hong Liang Lu
Name: Hong Liang Lu
Title: Trustee

The Lu Family Limited Partnership
By: Hong Liang Lu, the General Partner

By:	/s/ Hong Liang Lu
Name: Hong Liang Lu

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated, March 27, 2013, by and among the Reporting Persons.

99.2	Consortium Agreement dated, March 27, 2013, by and among Shah Opportunity, Mr. Shah, Mr. Lu., Lu Charitable Trust, Lu Family Trust and Lu Family Partnership.

99.3	Proposal to the Company dated, March 27, 2013.